Exhibit 12.1

ENVIRONMENTAL POWER CORPORATION

Statement of Computation of Ratio of Earnings (Deficit) to Fixed Charges

	Three Months Ended March 31	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
(a) Interest expensed and capitalized	$2,556	$4,825	$2,119	$266	$160	$16
(b) amortized premiums, discounts and capitalized expenses related to amortization	—	—	—	7	—	15
(c) an estimate of the interest within rental/lease expense	25	124	142	96	58	53
(d) preference security dividend requirements of consolidated subsidiaries	—	5	5	5	5	5
Fixed Charges	2,581	4,954	2,266	374	223	89

ADD
(a) pretax income from continuing operations	(2,935)	(22,970)	(11,160)	(10,972)	(8,828)	(5,445)
(b) fixed charges	2,581	4,954	2,266	374	223	89
(c) amortization of capitalized interest	11	42	—	—	—	—
(d) distributed income of equity investee	—	—	—	—	—	—

SUBTRACT
(a) interest capitalized	2,259	3,856	2,107	257	154	—
(b) preference security dividend requirements of consolidated subsidiaries	—	5	5	5	5	5
(c) minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	(2,613)	(21,835)	(11,006)	(10,860)	(8,764)	(5,361)

	—	—	—	—	—	—
Ratio of (loss) earnings to fixed charges	(1.0)	(4.4)	(4.9)	(29.0)	(39.3)	(60.2)
Earnings deficiency	$5,194	$26,789	$13,272	$11,234	$8,987	$5,450